EXHIBIT 99.1

Osisko Announces the Voting Results From Its Annual Meeting of Shareholders

MONTREAL, June 07, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) announces that, at the annual meeting of shareholders held on June 7, 2023, each of the 10 nominees listed in the management information circular filed on May 10, 2023 (the “Circular”) with regulatory authorities were elected as directors of the Corporation.

Election of Directors

Based on the proxies received by the Corporation and the votes on a show of hands, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

RESOLUTION No1 Name of Nominee	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) of votes cast WITHHELD
Honourable John R. Baird	112,820,265	81.74	25,195,479	18.26
Joanne Ferstman	128,445,141	93.07	9,570,603	6.93
Edie Hofmeister	136,956,331	99.23	1,059,413	0.77
W. Murray John	122,444,595	88.72	15,571,149	11.28
Robert Krcmarov	135,563,650	98.22	2,452,094	1.78
Pierre Labbé	134,554,516	97.49	3,461,228	2.51
Norman MacDonald	137,677,103	99.75	338,641	0.25
Candace MacGibbon	134,646,957	97.56	3,368,787	2.44
Sean Roosen	107,565,312	77.94	30,450,432	22.06
Sandeep Singh	137,457,774	99.60	557,970	0.40

Appointment and Remuneration of Auditor

Based on the proxies received by the Corporation and the votes on a show of hands, PricewaterhouseCoopers, LLP, Chartered Professional Accountants, was appointed as independent auditor of the Corporation for the ensuing year and the directors are authorized to fix its remuneration, with the following results:

RESOLUTION No2	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) of votes cast WITHHELD
Appointment and Remuneration of Auditor.	145,556,964	99.71	419,998	0.29

Approval of the unallocated options under the Stock Option Plan

Based on the proxies received by the Corporation and the votes on a show of hands with respect to the adoption of an ordinary resolution to approve the unallocated options under the Stock Option Plan, the results on this matter were as follows:

RESOLUTION No3	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Ordinary Resolution to approve the unallocated options under the Stock Option Plan.	130,590,365	94.62	7,425,379	5.38

Approval of the Amendment and Reconfirmation of the Shareholder Rights Plan

Based on the proxies received by the Corporation and the votes on a show of hands with respect to the adoption of an ordinary resolution to amend and reconfirm the Amended and Restated Shareholder Rights Plan, the results on this matter were as follows:

RESOLUTION No4	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Ordinary Resolution to amend and reconfirm the Amended and Restated Shareholder Rights Plan.	133,440,282	96.68	4,575,460	3.32

Advisory Resolution on Executive Compensation

Based on the proxies received by the Corporation and the votes on a show of hands with respect to the adoption of an advisory resolution accepting the Corporation’s approach to executive compensation, the results on this matter were as follows:

RESOLUTION No5	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Advisory Resolution on Executive Compensation.	131,282,430	95.12	6,733,309	4.88

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting
Vice President, Capital Markets
Tel: (514) 940-0670 #116
Email: gmoenting@osiskogr.com

Heather Taylor
Vice President, Sustainability & Communications
Tel: (514) 940-0670 #105
Email: htaylor@osiskogr.com